ARCELORMITTAL 6-K

Exhibit 99.1

press release

ArcelorMittal announces the completion of a “tap issue” of €250 million, with a yield to maturity of 0.984%, of its 2.250% Fixed Rate Notes due 2024 under its €10 billion EMTN Programme

Luxembourg, 4 July 2019, 14:15 CET

ArcelorMittal announces the completion of an issuance of €250 million of its 2.250% notes due 17 January 2024 (the “Notes”), which will be consolidated and form a single series with the existing €750 million 2.250 per cent. notes due 17 January 2024, originally issued on 17 January 2019. At the time of pricing the “tap” issuance, the yield to maturity (representing the actual annual cost of the issuance for ArcelorMittal) was 0.984%.

The issuance closed today. The Notes were issued under ArcelorMittal’s €10 billion wholesale Euro Medium Term Notes Programme.

The proceeds of the issuance will be used for general corporate purposes.

Important note: This press release does not, and shall not, in any circumstances constitute a public offering by ArcelorMittal of the Notes nor an invitation to the public in connection with any offer. No communication and no information in respect of the issuance of the Notes may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required. The offering or purchase of the Notes may be subject to specific legal or regulatory restrictions in certain jurisdictions. ArcelorMittal takes no responsibility for any violation of any such restrictions by any person.

This press release is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003 (as amended and supplemented from time to time, including by Directive 2010/73/EU and any relevant implementing measures in any member State of the European Economic Area (the "Member States")), (the "Prospectus Directive").

The base prospectus of the €10 billion wholesale Euro Medium Term Note Programme of ArcelorMittal dated as of 29 May 2019 and the supplement to the base prospectus  dated 21 June 2019 which together constitute a base prospectus (the “Base Prospectus”) and the final terms prepared by the Issuer in connection with the issuance of the Notes have been prepared on the basis that any offer of Notes in any Member State of the European Economic Area (each, a "Relevant Member State") will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes.

In any Relevant Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

Accordingly, any person making or intending to make an offer in that Relevant Member State of the Notes may only do so in circumstances in which no obligation arises for the Issuer or the joint lead managers acting in connection with the issuance of the Notes to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. The Issuer and the joint lead managers acting in connection with the issuance of the Notes have not authorized the making of any offer of Notes in any other circumstances. The Base Prospectus and the final terms referred to above have been filed with the Commission de Surveillance du Secteur Financier of Luxembourg and the Luxembourg Stock Exchange, respectively.

This press release is not an invitation nor is it intended to be an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000 of the United Kingdom (the "FSMA"). This press release is only being distributed to and is only directed at (i) persons who are outside the United Kingdom; (ii) persons who are investment professionals falling within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the "Financial Promotion Order"); or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Financial Promotion Order (all such persons together being referred to as "Relevant Persons"). Any Notes will only be available to, and any invitation, offer, agreement to subscribe, purchase or otherwise acquire such Notes, or inducement to engage in any investment activity included within this press release is available only to Relevant Persons and will be engaged in only with Relevant Persons. Anyone other than a Relevant Person must not act or rely on this press release or any of its contents.

Solely for the purposes of the product governance requirements of Directive 2014/65/EU on financial instruments, as amended (“MiFID II”) and local implementing measures and each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate (the “Target Market Assessment”). Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ Target Market Assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Notwithstanding the Target Market Assessment, distributors should note that: the price of the Notes may decline and investors could lose all or part of their investment; the Notes offer no guaranteed income and no capital protection; and an investment in the Notes is compatible only with investors who do not need a guaranteed income or capital protection, who (either alone or in conjunction with an appropriate financial or other adviser) are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses that may result therefrom. The Target Market Assessment is without prejudice to any contractual, legal or regulatory selling restrictions in relation to the offering.

For the avoidance of doubt, the Target Market Assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Notes.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities in the United States. The Notes have not been and will not be registered under the U.S. Securities act of 1933, as amended (the "Securities Act") or the laws of any state within the U.S., and may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons, except in a transaction not subject to, or pursuant to an applicable exemption from, the registration requirements of the Securities Act or any state securities laws. This press release and the information contained herein may not be distributed or sent into the United States, or in any other jurisdiction in which offers or sales of the Notes would be prohibited by applicable laws and should not be distributed to United States persons or publications with a general circulation in the United States. No offering of the Notes has been made or will be made in the United States.